July 11, 2018

Mr. Kevin Woody

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Realty Income Trust (“UHT”)

Form 10-K for the year ended December 31, 2017

As filed on February 28, 2018

File No. 001-09321

Dear Mr. Woody:

This letter is being written in connection with the Staff’s examination of the filing referenced above.  Set forth below is our response to the comment included in the Staff’s letter to us dated June 27, 2018.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

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We note your inclusion of hurricane insurance recovery proceeds in excess of damaged property write-downs in calculating Funds from Operations.  Please tell us how your calculation of FFO continues to be in accordance with the NAREIT definition given the inclusion of this line item.

Background:

In late August, 2017, five of our medical office buildings located in the Houston, Texas area incurred extensive water damage as a result of Hurricane Harvey. Most of the space in these properties remained temporarily closed and non-operational through December 31, 2017 as we continued to reconstruct and restore the properties to operational condition.

Included in our financial results for the year ended December 31, 2017 were hurricane related property losses of approximately $5.0 million. Also included in our financial results for the year ended December 31, 2017 were hurricane related insurance recoveries of approximately $7.0 million. These insurance recoveries, which were related to property damage and did not include any amounts related to business interruption coverage, exceeded the net book value of the impacted assets resulting in a gain of approximately $2.0 million.

Impact on Funds From Operations:

As reflected in the calculation below, our FFO for the year ended December 31, 2017 excluded the $2.0 million of hurricane insurance recovery proceeds in excess of damaged property write-downs since we believe that this gain is similar in nature and has the same characteristics as an adjustment for gains/losses resulting from the sale of depreciable property, which are required to be excluded from FFO under NAREIT’s definition.

Calculation of Funds From Operations for year ended December 31, 2017 (amounts in thousands):

2017
Net income	$45,619
Depreciation and amortization expense on consolidated investments	24,598
Depreciation and amortization expense on unconsolidated affiliates	1,240
Hurricane insurance recovery proceeds in excess of damaged property write-downs	(2,033)
Gain on Arlington transaction	(27,196)
Funds From Operations	$42,228

We believe the preparation of FFO and its reconciliation to net income has been prepared in compliance with the NAREIT definition of FFO and it is consistent with the standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended).  We also believe that the presentation of FFO provides the users of our financial statements the ability to assess our operating performance relative to prior reporting periods as well as relative to the operating performance of other real estate investment trusts.

Below is my contact information should the Staff have any questions or require any additional information.  Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle

Charles Boyle

Vice President and Chief Financial Officer

Universal Health Realty Income Trust

367 South Gulph Road

King of Prussia, PA 19406

610-768-3354 (telephone)

chick.boyle@uhsinc.com (email)

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